

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2010

Mr. Peter Marrone
Chief Executive Officer
Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, ON, M5H 3S5
Canada

> **Re:** **Yamana Gold Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **Response Letter Dated September 2, 2010**
> **Response Letter Dated September 29, 2010**
> **File No. 001-31880**

Dear Mr. Marrone:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief